UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Book+Main, Inc.

Legal status of issuer

> *Form*
> C-Corporation

> *Jurisdiction of Incorporation/Organization*
> Delaware

> *Date of organization*
> March 31, 2017

Physical address of issuer
222 Merchandise Mart Plaza, Suite 1212, Chicago, IL, 60654 USA

Website of issuer
http://bookandmain.com

Name of intermediary through which the offering will be conducted
OpenDeal Portal LLC dba "Republic"

CIK number of intermediary
0001751525

SEC file number of intermediary
007-00167

CRD number, if applicable, of intermediary

283874

Name of qualified third party "Escrow Agent" which the Offering will utilize
Prime Trust LLC

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
6% of the amount raised in the Offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The Intermediary will receive a Security-compensation equal to 2% of the total number of Securities sold in the Offering.

Type of security offered
Crowd Safe Units of SAFE (Simple Agreement for Future Equity)

Target number of Securities to be offered
25,000

Price (or method for determining price)
$1.00

Target offering amount
$25,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis

☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$1,070,000

Deadline to reach the target offering amount
August 30, 2019

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
0

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$32,749	$35,859
Cash & Cash Equivalents	$24,349	$27,959
Accounts Receivable	$500	$0
Short-term Debt	$42,587	$13,399
Long-term Debt	$30,000	$7,800
Revenues/Sales	$18,641	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	($253,022)	($23,280)

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Tracey Suppo

(Signature)

Tracey Suppo

(Name)

Chief Executive Officer, President and Director

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Tracey Suppo

(Signature)

Tracey Suppo

(Name)

Chief Executive Officer, President and Director

(Title)

4/29/19

(Date)

/s/ Toni McCarty

(Signature)

Toni McCarty

(Name)

Chief Financial Officer

(Title)

4/29/19

(Date)

/s/Kyle Backer

(Signature)

Kyle Backer

(Name)

Director

(Title)

4/29/19

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

EXHIBIT A: Offering Memorandum
EXHIBIT B: Disclaimers
EXHIBIT C: Financials
EXHIBIT D: Offering Page
EXHIBIT E: Form of Security
EXHIBIT F: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)

APRIL 30, 2019

Book+Main, Inc.



Up to $1,070,000 of Crowd Safe Units of SAFE (Simple Agreement for Future Equity)

Book+Main, Inc. ("Book+Main", the "**Company**," "**we**," "**us**", or "**our**"), is offering up to $1,070,000 worth of Crowd Safe units of SAFE (Simple Agreement for Future Equity) of the Company (the "**Securities**"). Purchasers of Securities are sometimes referred to herein as "**Purchasers**" or "Investors". The minimum target offering is $25,000 (the "**Target Amount**"). The Company intends to raise at least the Target Offering amount and up to $1,070,000.00 from Investors in the offering of Securities described in this Form C (this **"Offering"**). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by August 30, 2019 ("**Offering Deadline**"). Unless the Company raises at least the Target Amount under the Regulation CF Offering by the Offering Deadline no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities—The Securities*". In order to purchase Securities, a prospective investor must complete the purchase process through the Intermediary's portal. Purchases may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment made by a Purchaser and may cancel or rescind the Company's offer to sell the Securities at any time for any reason.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words

"estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure
The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

Ongoing Reporting
Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the company's fiscal year.

Once posted, the annual report may be found on the Company's website at http://bookandmain.com.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: https://www.republic.co/bookandmain.

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained

in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Book+Main, Inc. is a Delaware corporation, incorporated on March 31, 2017.

The Company is located at 222 Merchandise Mart Plaza, Suite 1212, Chicago, IL, 60654 USA.

The Company's website is http://www.bookandmain.com.

The Company conducts business in Chicago, IL.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the OpenDeal Portal LLC dba Republic website under https://republic.co/bookandmain and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Preferred Stock being offered	$25,000
Maximum amount of Preferred Stock	$1,070,000
Purchase price per Security	$1.00
Minimum investment amount per investor	$100*
Offering deadline	August 30, 2019
Use of proceeds	See the description of the use of proceeds on page - 34 - hereof.
Voting Rights	The securities do not have voting rights

* The Company reserves the right to amend the Minimum investment amount per investor, in its sole discretion.

The Offering is being made through OpenDeal Portal LLC dba Republic (the "Intermediary"). The Intermediary will be entitled to receive 2.0% of the Securities being issued in this Offering. related to the purchase and sale of the Securities.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$100.00	$6.00	$94.00
Aggregate Minimum Offering Amount	$25,000.00	$1,500.00	$23,500.00
Aggregate Maximum Offering Amount	$1,070,00.00	$64,200.00	$1,005,800

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.
(2)   The Intermediary will receive 2.0% of the Securities being issued in this Offering in connection with the Offering.
(3)   The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
The Company is still in an early phase and is just beginning to implement its business plan. There can be no assurance that it will ever operate profitably. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be

able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

We rely on other companies to provide components and services for our products.
We depend on suppliers and subcontractors for content on our mobile and internet based platform (the "Platform") to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular component.]

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.
The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and it's financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.
As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We are Entirely Dependent on our Authors and Content Providers to provide Novels and Content for our Platform

Our future development and growth depends on the commercial success of our Platform and content delivery service. Our Platform, or other services under development, may not achieve widespread market acceptance. We have recently begun to commercially introduce our service for the delivery of books, novels and other content on our Platform, and our future growth will depend, in part, on customer acceptance of this service. Any failure to secure books, novels and other content from authors and content providers would diminish the value proposition of our Platform and our current and planned services to operate as expected could delay or prevent their adoption. If our target customers do not purchase or successfully adopt our planned services, our revenue will not grow significantly and our business, results of operations and financial condition will be seriously harmed. In addition, to the extent we promote any portion of our technology as an industry standard by making it readily available to users, we may not receive revenue that might otherwise have been received by us.

Our Technology for Mobile Devices is Relatively New, and our Business will Suffer if it Does Not Continue to Develop as we Expect

The market for content delivery services to mobile devices is relatively new. We cannot be certain that a viable market for our Platform will emerge or be sustainable. If this market does not develop, or develops more slowly than we expect, our business, results of operations and financial condition will be seriously harmed.

ANY FAILURE OF OUR PLATFORM INFRASTRUCTURE COULD LEAD TO SIGNIFICANT COSTS AND DISRUPTIONS WHICH COULD REDUCE OUR REVENUE AND HARM OUR BUSINESS, FINANCIAL RESULTS AND REPUTATION.

Our business is dependent on providing our customers with original, exclusive and appealing content in a novel and efficient manner. Failure to do so would diminish our product offering and harm our financial results

Any Failure of our Authors and Content Providers to Provide Original Works and Content to us Could Result in a Devaluation of our Service

Our operations are dependent upon authors and content providers to provide a continually updated and fresh amount of content. Any failure of such providers to provide the capacity we require may result in a reduction in, or termination of, service to our customers. This failure may be a result of the providers choosing other platforms that are competitive with our Platform, failing to comply with or terminating their agreements with us or otherwise not entering into relationships with us at all or on terms commercially acceptable to us. If we do not have access to content, we could lose customers or fees charged to such customers, and our business and financial results could suffer.

THE MARKETS IN WHICH WE OPERATE ARE HIGHLY COMPETITIVE AND WE MAY BE UNABLE TO COMPETE SUCCESSFULLY AGAINST NEW ENTRANTS AND ESTABLISHED COMPANIES WITH GREATER RESOURCES.

We compete in markets that are new, intensely competitive, highly fragmented and rapidly changing. Many of our current competitors, as well as a number of our potential competitors, have longer operating histories, greater name recognition and substantially greater financial, technical and marketing resources than we do. Some of our current or potential competitors have the financial resources to withstand substantial price competition. Moreover, many of our competitors have more extensive customer bases, broader customer relationships and broader industry alliances that they could use to their advantage in competitive situations, including relationships with many of our potential customers. Our competitors may be able to respond more quickly than we can to new or emerging technologies and changes in customer requirements.

As competition in the Internet and mobile content delivery market continues to intensify, new solutions will come to market. We are aware that other companies will in the future focus significant resources on developing and marketing products and services that will compete with our Platform.

Increased competition could result in:

- Price and Revenue Reductions and Lower Profit Margins;
- Increased Cost of Service from Providers;
- Loss of Customers; and
- Loss of Market Share

Any one of these could materially and adversely affect our business, financial condition and results of operations.

Our Business will Suffer if we are Not Able to Scale our Network as Demand Increases

We have had only limited deployment of our content delivery Platform to date, and we cannot be certain that our network can connect and manage a substantially larger number of customers at high transmission speeds. Our network may not be scalable to expected customer levels while maintaining superior performance. In addition, as customers' usage increases, we will need to make additional investments in our infrastructure to maintain adequate technology and support. We cannot assure you that we will be able to make these investments successfully or at an acceptable cost. Upgrading our infrastructure may cause delays or failures in our network. As a result, in the future our network may be unable to achieve or maintain a sufficiently high transmission capacity. Our failure to achieve or maintain high capacity data transmission could significantly reduce demand for our services, reducing our revenue and causing our business and financial results to suffer.

Our Business will Suffer if we Do Not Respond to Technological Changes

The market for content delivery services is likely to be characterized by rapid technological change, frequent new product and service introductions and changes in customer requirements. We may be unable to respond quickly or effectively to these developments. If competitors introduce products, services or technologies that are better than ours or that gain greater market acceptance, or if new industry standards emerge, our Platform technology may become obsolete, which would materially and adversely affect our business, results of operations and financial condition.

In developing our Platform, we have made, and will continue to make, assumptions about the standards that our customers and competitors may adopt. If the standards adopted are different from those which we may now or in the future promote or support, market acceptance of our Platform may be significantly reduced or delayed and our business will be seriously harmed. In addition, the introduction of services or products incorporating new technologies and the emergence of new industry standards could render our existing services obsolete.

The Company is a Development Stage Business, and all Risks Associated with an Early Stage Company

We only recently begun our operations. Accordingly, the Company has only a limited history upon which an evaluation of its prospects and future performance can be made. The Company's proposed operations are subject to all business risks associated with new enterprises. The likelihood of the Company's success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the expansion of a business, operation in a competitive industry, and the continued development of advertising, promotions and a corresponding customer base. There is a possibility that the Company could sustain losses in the future. There can be no assurances that we will operate profitably.

We Could Incur Substantial Costs Defending our Intellectual Property from Infringement or a Claim of Infringement

Other companies, including our competitors, may obtain patents or other proprietary rights that would prevent, limit or interfere with our ability to make, sue or sell our service. As a result, we may be found on the proprietary rights of others. In the event of a successful claim of infringement against us and our failure or inability to license the infringed technology, our business and operating results would be significantly harmed. Companies in the publishing and content delivery business are increasingly brining suits alleging infringement of the proprietary rights, particularly patent rights. Any litigation or claims, whether or not valid, could result in substantial costs and diversion of resources. Intellectual property litigation or claims could force us to do one or more of the following.

- Cease selling, incorporating or using products or services that incorporate the challenged intellectual property;
- Obtain a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms; and
- Seek other products or services.

If we are forced to take any of the foregoing actions, our business may be seriously harmed. We may not carry adequate insurance to cover potential claims of this type or may not be adequate to indemnify us for all liability that may be imposed.

The Company is Dependent on Current Management

In the early stages of development, the Company's business will be significantly dependent on the Company's management team. The Company's success will be particularly dependent upon the services of Tracey Suppo, the Company's Chief Executive Officer, and Kyle Backer the Company's Chief Operating Officer.

Unanticipated Obstacles to Execution of the Business Plan

The Company's business plans may change significantly. Many of the Company's potential business endeavors are capital intensive and may be subject to statutory or regulatory requirements. Management believes that the Company's chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of the Company's principals and advisors. Management reserves the right to make significant modifications to the Company's stated strategies depending on future events.

Management Discretion as to the Use of Proceeds

The net proceeds from this Offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its Investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of Management with respect to application and allocation of the net proceeds of this Offering. Investors for the Shares offered hereby will be entrusting their funds to the Company's Management, upon whose judgment and discretion the investors must depend.

We expect the development of our mobile Platform and development services will require significant additional effort, resources, time and expenses.

If we are unable to make our products and services commercially available, we may not be able to fund future operations. Even if we are able to commercialize our potential products or services, there is no assurance that the product(s) would generate revenues or that any revenues generated would be sufficient for us to become profitable or thereafter maintain profitability.

If we are unable to successfully develop or innovate for existing or future products and services, our revenue growth rate and profits may be reduced or prospects thereof severely diminished.

To successfully develop and grow our proposed business, we must develop and distribute our Platform to market on schedule and in a profitable manner. Delays or failures in launch or distribute our Platform could hurt our ability to meet our growth objectives, which may affect our financial projections and may impact our stock price. We cannot guarantee that mobile Platform or custom development services will be able to achieve our expansion goals or that our mobile Platform will be operated profitably. Our ability to expand successfully will depend on a number of factors, many of which are beyond our control.

If we are unable to successfully develop or innovate for existing or future products and services, our revenue growth rate and profits may be reduced.

To successfully develop and grow our proposed business, we must develop, distribute and commercialize our Platform, secure strategic partnerships with various authors, content providers and distributors, and bring our Platform to market on schedule and in a profitable manner, as well as spend time and resources on the development of future products, services and business strategies that are complementary to our Platform and business plan. Delays or failures in launch or distribute our mobile Platform could hurt our ability to meet our growth objectives, which may affect our financial projections and may impact our stock price. Moreover, if we are unable to continually develop and evolve our business strategy and launch additional products and services in the future, our business will be entirely dependent on the success of our Platform, which could hurt our ability to meet our objectives. We cannot guarantee that mobile Platform or custom development services (or any future products or services we develop) will be able to achieve our expansion goals or that our mobile Platform will be operated profitably. Our ability to expand successfully will depend on a number of factors, many of which are beyond our control.

We will face intense competition.

The market for publishing and content distribution services is already highly competitive. The current market for online publishing and content sharing has major companies like *Amazon and Apple* and we expect that the market will continue to develop expeditiously. In recent years, there have also been a number of new companies that have entered the market (some of which have been successful, some of which have been funded, some of which are thriving and some of which have been unsuccessful). Based on these other companies and competitors, we believe the market to be highly competitive similar to the manner in which the market is currently highly competitive. While we believe our Platform will compete directly in the online publishing and distribution marketplace, we will also indirectly compete with the various players in the industry. As a result, we may in the future develop and launch other products or services that may be in direct competition with the various players in the industry, which may have greater resources than us. There can be no assurance that we will have the financial resources, technical expertise or marketing and support capabilities to compete successfully. Increased competition could result in significant competition, which in turn could result in lower revenues, which could materially adversely affect our potential profitability.

The Company has not prepared any audited financial statements.
Attached as Exhibit A to this Form C, you will find GAAP compliant financials for the Company's fiscal years, 2017 and 2018, which were reviewed by IndigoSpire CPA Group, LLC – these financial statements have not been audited. You have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.
The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and it's financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Risks Related to the Securities

There is no guarantee of a return on Purchaser's investment.
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

The SEC does not pass upon the merits of the Securities or the terms of this Offering, nor does it pass upon the accuracy or completeness of any offering document or literature.
You should not rely on the fact that our Form C is accessible through the SEC's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

The Company's management may have broad discretion in how the Company uses the net proceeds of this Offering.
Unless the Company has agreed to a specific use of the proceeds from this Offering, the Company's management will have considerable discretion over the use of proceeds from this Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Purchasers' commitment amount based on the Company's determination of a Purchaser's sophistication.
The Company may prevent Purchasers from committing more than a certain amount to this Offering based on the Company's belief of the Purchaser's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Purchasers may receive larger allocations of the Offering based solely on the Company's determination.

The units of SAFE will not be freely tradable until one year from the initial purchase date. Although the units of SAFE may be tradable under federal securities law, state securities regulations may apply, and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the units of SAFE. Because the units of SAFE have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the units of SAFE have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the units of SAFE may also adversely affect the price that you might be able to obtain for the units of SAFE in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Purchasers will not become equity holders until the Company decides to convert the Securities into CF Shadow Securities or until there is a change of control or sale of substantially all of the Company's assets.

Purchasers will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Purchasers may never become equity holders of the Company. Purchasers will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Series Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities (the type of equity Securities Purchasers are entitled to receive upon such conversion). In certain instances, such as a sale of the Company or substantially all of its assets, an IPO or a dissolution or bankruptcy, the Purchasers may only have a right to receive cash, to the extent available, rather than equity in the Company.

Purchasers will not have voting rights, even upon conversion of the Securities into CF Shadow Securities; upon the conversion of the Crowd SAFE to CF Shadow Securities (which cannot be guaranteed), holders of Shadow Securities will be required to enter into a proxy with the intermediary to ensure any statutory voting rights are voted in tandem with the majority holders of whichever series of securities the Shadow Securities follow.

Purchasers will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (which the occurrence of cannot be guaranteed). Upon such conversion, CF Shadow Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to enter into a proxy agreement with the Intermediary ensuring they will vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a round offering Series B Preferred Shares, the Series B-CF Shadow Security holders will be required to enter into a proxy that allows the Intermediary to vote the same way as a majority of the Series B Preferred Shareholders vote. Thus, Purchasers will never be able to freely vote upon any manager or other matters of the Company.

Purchasers will not be entitled to any inspection or information rights other than those required by Regulation CF.

Purchasers will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on

Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Purchasers. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

Purchasers will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

The CF Shadow Securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent financings.

The CF Shadow Securities will be subject to dilution. The Company may issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence Purchasers will be subject to dilution in an unpredictable amount. Such dilution may reduce Purchaser's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors, including Purchasers. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the Purchaser's Securities.

The CF Shadow Securities may be substantially different from other equity securities offered or issued at the time of conversion.

The Company may issue to Purchasers equity securities that are materially distinct from equity securities it will issue in the future. The CF Shadow Securities will be distinct from the equity securities issued to new purchasers in at least the following respects: to the extent such equity securities bear any liquidation preferences, dividend rights, or anti-dilution protections, any equity securities issued at the Conversion Price (as provided in the Securities) shall bear such preferences, rights, and protections only in proportion to the Conversion Price and not in proportion to the price per share paid by new investors in equity securities. The Company may not provide Purchasers the same rights, preferences, protections, and other benefits or privileges provided to other purchasers of the Company's equity securities. This paragraph does not purport to be a complete summary of all such distinctions.

Equity securities acquired upon conversion of SAFE securities may be significantly diluted as a consequence of subsequent financings.

Company equity securities will be subject to dilution. Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from SAFE conversion will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's control and economic interests in the Company.

The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors, including the purchaser. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the purchaser's Company securities.

Equity securities issued upon conversion of company SAFE securities may be substantially different from other equity securities offered or issued at the time of conversion.

Company may issue to converting SAFE holders equity securities that are materially distinct from equity securities it will issue to new purchasers of equity securities. This paragraph does not purport to be a complete summary of all such distinctions. Equity securities issued to SAFE purchasers upon their conversion of Company SAFE securities will be distinct from the equity securities issued to new purchasers in at least the following respects: to the extent such equity securities bear any liquidation preferences, dividend rights, or anti-dilution protections, any equity securities issued at the Conversion Price (as provided in the SAFE Agreements) shall bear such preferences, rights, and protections only in proportion to the Conversion Price and not in proportion to the price per share paid by new investors in the equity securities. Company may not provide converting SAFE purchasers the same rights, preferences, protections, and other benefits or privileges provided to other purchasers of Company equity securities.

There is no present market for the Securities and we have arbitrarily set the price.

The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

In a dissolution or bankruptcy of the Company, Purchasers will not be treated as priority debt holders and therefore are unlikely to recover any assets in the event of a bankruptcy or dissolution event.

In a dissolution or bankruptcy of the Company, Purchasers of Securities which have not been converted will be entitled to distributions as described in the Crowd SAFE. This means that such Purchasers will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stock holders, have been paid in full. If the Securities have been converted into CF Shadow Share Securities or SAFE Preferred Securities, the Purchasers will have the same rights and preferences (other than the ability to vote) as the holders of the Securities issued in the equity financing upon which the Securities were converted. Neither holders of Crowd SAFE nor holders of CF Shadow Share Securities nor SAFE Preferred Securities can be guaranteed a return in the event of a dissolution event or bankruptcy.

While the Crowd SAFE provides for mechanisms whereby a Crowd SAFE holder would be entitled to a return of their purchase amount, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

In certain events provided in the Crowd SAFE, holders of the Crowd SAFE may be entitled to a return of their principal amount. Despite the contractual provisions in the Crowd SAFE, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential purchasers should not assume that they are guaranteed a return of their investment amount.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulations applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

Compliance with the criteria for securing exemptions under federal securities laws and the securities laws of the various states is extremely complex, especially in respect of those exemptions affording flexibility and the elimination of trading restrictions in respect of securities received in exempt transactions and subsequently disposed of without registration under the Securities Act or state securities laws. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Exchange Act, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

The Company has the right to extend the Offering deadline and to end the Offering early.

The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held with the Escrow Agent while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. You have the right to cancel your investment in the event the Company extends the Offering. If you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached. Before the new Offering deadline is reached, if the Company does not receive the Minimum Amount, your investment will be returned to you without interest or deduction, or if the Company receives the Minimum Amount, funds will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. The Company may also end the Offering early; if the Offering reaches its Target Offering Amount after 21 calendar days but before the Offering deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business
Book+Main is a sales and marketing tool for authors, and a book discovery tool for readers, brought together in an online community to foster ongoing, authentic connection between the two. Authors and readers connect with Bites—excerpts specifically chosen by the author—to give readers instant access to the writing. Bites, backed by a robust search engine of 350+ genre-specific keywords, are the best way for readers to discover the exact type of book they're looking for and ultimately, to find new authors. Book+Main is a mobile-first platform that's available on iOS, Android and web. Since launch in November '17, there are currently 45K+ registered users on the platform, including 3.4K+ authors, in more than 150 countries.

Business Plan

Book+Main Bites is the first online community created to address the needs of the romance book world. The publishing world changed dramatically with the onset of electronic readers and the proliferation of independently published books. One aspect that has not changed is that the publishing industry is still driven by genre novels. Book+Main Bites is based in the romance genre. By focusing in a single niche, the company can offer a unique experience for a distinct set of customers.

The landscape of the overall romance novel industry exceeds the $1.44 Billion in book sales. Like most other industries, it is being swept up in the tide of digital transformations and continues to shift further away from traditional publishing models of the past into new, technology-driven spaces. Book+Main recognizes the constantly evolving social media channels that currently exist and is committed to building one that is transparent, flexible, efficient, and effective. Book+Main Bites is a sales and marketing tool that allows authors to create a profile page, promote their work, attract new readers, interact with their audience, link to online book retailers, and reduce inefficiencies in the promotion of backlist titles, while at the same time catering to the romance readers' need for community. The platform will also address the needs of other end-users such as bloggers and other members of the romance community.

The romance genre produces an enormous amount of new content, largely from independent authors coming into the marketplace each day, and accounts for a significant portion of all fiction novels.

Understanding the new wave of romance authors and readers is the reason Book+Main Bites will excel in this space. More than 89% of romance book sales are digital, and more than 50% of those are from independent (or self-published) authors[1]. Book+Main Bites is nimble and staffed by digital natives, quickly seeing trends that impact such works. By creating services and products that address this dynamic marketplace, Book+Main Bites is creating an online community that will continue to transform with our customer base.

Value Proposition
Book+Main's product offering illustrates our powerful competitive advantage structured to capture market share. Our value proposition includes the following:
1. Book+Main Bites is the first online community built exclusively for the romance book world.
2. Book+Main Bites is the first book discovery tool of its kind that allows readers to search based on mood and immediately access an author's words.
3. Book+Main Bites utilizes business tools that increase operational efficiency for authors.
4. Book+Main Bites streamlines communication for book releases (to come) into a single portal.
5. Book+Main Bites converts to increased sales.

Industry Landscape

The Big Five traditional publishers (Penguin Random House, HarperCollins, Macmillan, Simon & Schuster, and Hachette) now account for only 13% of the e-books on Amazon's bestseller lists, and self-published authors account for 31% of e-book sales. According to AuthorEarnings.com[1], the market share of e-book author earnings from independently published works increased from 31-48%. Over the same two-year period (February 2014 – May 2016), Big Five-published authors decreased from 42% to 22%. Non-traditional book publishing has become a $1.25 billion industry.

With traditional book publishing, an author signs a contract with a publisher who in turn publishes the book and sells it through retailers. The publisher typically purchases the rights to publish the book and pays the author a royalty based on sales. Traditional publishing often requires the need to retain a book agent. However, publishers do handle the distribution of the book on behalf of the author.

The emergence of online self-publishing platforms has empowered authors to take many of these steps on their own. Thus, the number of self-published authors continues to increase accordingly. With online self-publishing, authors can leverage various paid services, but the majority of the marketing and distribution falls on the author. The appeal is that the authors control everything: distribution, cover design, release date, and pricing. Self-published authors have control of when the book is published, they retain all rights to the book, and the author receives 100% of the profits. (Online retailers like Amazon, Apple, etc. do collect a commission on book sales.)

Due to the same factors that are creating a space for self-publishing, independent publishing companies are also proliferating. An independent publishing company publishes the works of other authors, and may or may not publish the work of the owner. Independent publishing generally means there is no other party outside of the distributor. There are some blurred lines between an independent (non-traditional) author and independent publishing. In addition, self-published authors that use the services of self-publishing platforms or independent publishers, still label themselves as "indie" or an independent author. Book+Main refers to independent authors as both independent and self-published. The existence of hybrid models, consisting of a blend of traditional and independent models, is also worth noting.

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[1] http://authorearnings.com/report/may-2016-report/

At the same time, e-books have become more prolific and with them a number of different reading device options have arrived on the market, such as: Kindle, Nook, iPad (plus other tablets), and Kobo Aura. Amazon is the dominant distributor of such devices with approximately 80% market share. With the introduction of its Kindle Unlimited (KU) subscription service, readers now have unlimited reading on over 1 million titles, and the ability to enjoy them on multiple device types, for a monthly fee. E-books enrolled in the Kindle Unlimited program are exclusively available on Amazon, and they are enrolled for a 90-day period (which can be automatically renewed). Since authors are not paid per download on Kindle Unlimited but rather by pages read, the major traditional book publishers are not on Kindle Unlimited.

The majority of adult fiction is purchased online, and romance is the largest under that genre. Annual sales in the U.S. can only suggest how large the romance market is. To put global sales into context, Harlequin sells three romance books every second, with more than half of those sales occurring outside of North America. According to Nielsen Bookscan, the sales for romance print books is 27,500,000 units. The number of units for e-books is 235,000,000 units (from AuthorEarnings.com). In total, more than 268,000,000 romance novels are sold annually (e-book, print and audio). Romance book sales can be more difficult to track as 89% of sales are digital, and more than 50% are self-published. As such, approximately 67% of all US Romance sales are not tracked by any traditional industry metric like Nielsen[2].

Competitive Landscape

Facebook has been a popular tool for authors, readers, bloggers, and fans to connect online. However, policy changes, data privacy concerns, and limitations imposed on organic reach have hampered functionality and growth for end-users. Facebook's real-name policy restricts how users create their user profiles, which has created issues for romance readers who value privacy and for authors who release books under pen names. Writers often use a pseudonym to write across different genres of fiction. Reasons for doing so can include reaching as many new readers as possible and the need for different branding across genres. Within the romance genre, authors often use a pen name to identify more erotic work to prevent reader confusion.

Further, Facebook has different groups that can be created: open/public, closed/private, or secret groups. That requires users to navigate the various groups for individual authors and bloggers. Most consumers are not social media experts with the time or ability to analyze all of the differences and nuances in these groups, especially when Facebook frequently implements policy changes in these areas. In addition, changes in user-feed algorithms have created more congestion in user feeds. The once organic reach that was allowed by the social media platform has been stifled. Now paid reach is required to receive almost any traction for similar posts in the past. Many users face massive challenges when new products are rolled out or changes to existing features are made. Due to the factors above, many authors in the community have seen a lower ROI on the platform, and with more than 6 million advertisers on Facebook, it simply has become more costly to market on Facebook competitively.

Goodreads is a site that allows users to track and review books online. Once a user profile is created, a user can add friends and view what is on their "shelves." Amazon bought Goodreads in 2013. After the acquisition, a number of longtime Goodreads members were frustrated by the site's policy changes with respect to reviews. In particular, reviewers with an interest in the romance or fantasy fiction space were negatively impacted. To enforce new policies, Goodreads deleted hundreds of reviews without advance notice. They also introduced a giveaway feature that required authors to give away a book and pay a premium price. This policy prompted more frustration for authors. Many authors have expressed

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[2] Note: Nielsen ebooks numbers reflect mainstream, traditional publishers. http://authorearnings.com/report/may-2016-report/

dissatisfaction with Goodreads and the rampant existence of trolls on the site. While little has been done to the platform since acquisition to improve functionality, it has been speculated that reviews on Goodreads has significant impact on an author's visibility on Amazon, thus has kept authors beholden to remaining active on Goodreads.

Since the romance community and independent authors rely heavily on book reviews, the reaction within the community was not favorable. In addition, new release alerts from authors are not real-time and multiple notifications come at once, so news becomes lost in stacks of notifications, although users can add upcoming books they would like to read to their "Shelf," they are only sometimes notified when those titles are released.

Another book-centric site that services all genres, including romance, is BookBub. BookBub allows authors to claim profiles and add their books. It also allows readers to leave reviews and follow others on the platform. Additionally, authors can apply to have their books included in one of BookBub's daily newsletters (for a fee) which features books on sale. Based on feedback, authors have varying experiences. In fact, many have not been able to secure a spot. Authors can also apply to have their new releases included in a new release-centric post. Feedback from authors has been similar to that of the daily sale newsletter— some are not accepted, while others are not breaking even. This is most likely due to the price of the book, typically a lower price point in romance versus other genres.

While the preceding is a description of the industry landscape, Book+Main Bites does not view these existing platforms as competition, rather Book+Main Bites is a complement to them. In the future, the app will make it easier for readers to follow their favorite authors on other social media sites, including Facebook, Twitter and Instagram, so authors can increase their overall followers. The fastest growing Facebook user group is 65+ years, while the average age of romance readers is between 35 and 39 years and getting younger. According to industry sources, it is believed that 90% of romance readers are not engaged in the Facebook online book community. Yet the most active online space for romance readers is Facebook. Thus, there is a very large fan base that is not currently engaged in any online space.

In addition to the established channels discussed, Book+Main recognizes the existence of new self-publishing platforms, which may perform some level of promotion for their authors, or do so at a future time. Book+Main will continue to monitor industry trends and evolve alongside competitors and collaborators.

Book+Main Bites: User Base

Readers

Book+Main Bites is comprised of different user groups that rely on one another to create a connected online community. The readers of the romance genre are committed, engaged, and diverse. According to a report commissioned by Romance Writers of America[3] in December 2017, readers are 82% female, with an average age between 35 and 39 years, the highest percentage falling in the 25-34 age bracket. The percentage of male readers has increased by 2% up to 18% since the last study in 2014, and has increased by 9% since their 2012 report. Also of note, romance readers are getting younger. In 2014, the average romance reader was most likely to be between the ages of 30-54. With this shift, the readership is also more diverse in sexual orientation and in ethnicity. 92% of survey respondents are print readers; 64% are ebook readers; 35% are audiobook users, with tablets and smartphones listed as the most-used devices to read ebooks. Key takeaways from their study in December include the increased reading of ebooks on smartphones and that romance readers are, "extremely engaged on social media and willing to experiment with new authors."

<u>Authors</u>

The majority of independent authors do not have the large publicity and distribution channels that large publishing houses do. Thus, self-published authors rely much more heavily on advertising, social media, and online reviews from romance book bloggers and fellow readers. Before any book (electronic or print) becomes available for sale, an Advanced Reader Copy (ARC) is distributed to dedicated fans, bloggers, and members of Facebook groups formed around the author/blogger/romance genre. Authors also rely heavily, and not separately, on Amazon book reviews. Starting in the Fall of 2016, independent authors noticed that their positive ARC reviews started disappearing from their Amazon page without notice. Hence, reviewers no longer referenced receiving ARCs in exchange for an honest review. There have been other instances whereby people who are connected on Facebook and Goodreads were considered "friends" and subsequently banned from reviewing any books on Amazon at all.

Independent authors are, essentially, entrepreneurs and business people. With a large number of authors publishing their works digitally, there is an overwhelming time commitment required for social media. For many small businesses, social media is their primary tool to promote their work. Takeovers, when authors take control of a reader group/blogger/author's social media account (typically done on Facebook or Instagram) for a 15-60-minute period of time, is a questionably effective promotional tool that allows the author to introduce themselves to new audiences. Giveaways are another promotional tool, but laborious for the author to manage the process and to send out the prizes. Furthermore, there is a great deal of skepticism in the author community on how effective giveaways are in establishing new readers.

In this ever-changing, challenging, and exciting landscape, we look to bridge the gaps for both independent and traditional authors, to give both groups the exposure and visibility they are seeking.

<u>Bloggers</u>

Bloggers, often called a volunteer army, in the romance world, are fans, book reviewers, and ultimately enthusiastic readers of the genre. Similar to independent authors, bloggers have an interest in building their own community and following. Their interests may include personal passion and enjoyment, supporting their favorite authors, and becoming known as an authority in the space as well as, in certain circumstances, for financial gain. Regardless, many independent authors rely on the support of bloggers.

Further, bloggers are especially struggling with the shift from organic to paid reach on Facebook. Many of them are engaged in the romance book world as a passion project or hobby, and they cannot afford to boost their posts to achieve the same audience they were accustomed to reaching before. As a result, bloggers' reach is plummeting, largely because many of their own followers do not see their posts. Most bloggers do not have a revenue stream to pay for advertising, and those who do often do so in the form of a modest income from Amazon affiliate links. Bloggers are increasingly frustrated with their inability to reach the followings they have carefully cultivated and are seeking a new home to engage their following. A home where they can rebuild their community, confident that they won't lose the ability to reach them in the future.

Users currently enrolled in our blogger beta program have a special title to distinguish them from general readers. They are also testing additional functionality designed to help them build and communicate with their followers.

<u>User Base Summary</u>

Consider that virtually every romance blogger has a Facebook group, every romance author has a group, groups of authors have groups, publishers have pages and their authors each have pages and groups, the places in which a reader has to stay involved is never-ending. Also, authors may have pen names or "cute" online group names that do not reference their author name, which makes it difficult for fans to find and follow them. As readers consume more and more written material digitally, the need for streamlined tools and support for consumers and content producers must shift in response. The romance genre is particularly layered and in need of disruptive agility. The Book+Main Bites platform was created to address the complexities of this major industry.

<u>Competitive Advantage + Proof of Concept</u>

In 2011, Penguin Group (publisher of Tom Clancy) created an online community for genre fiction called Book Country, but it ultimately failed. There was no firm grasp of the indie writer scene, and that is what differentiates Book+Main Bites. Book+Main Bites has deep roots in this online romance book space and a desire to create a genuine community that addresses the needs of each user group in the romance genre by addressing unmet needs and surpassing the options that currently exist in the marketplace.

Book+Main Bites' co-founder Tracey Suppo discovered the social media corner of the book world in 2015. As an avid reader of romance novels since her teens, Suppo started a blog dedicated to romance for the Amazon Kindle Unlimited (KU) program in January 2016, seeing a demand in the space. Within a year, the site amassed more than 4,000 followers, and the private reader group she launched on Facebook, in March of 2016, has 15K+ members. As a savvy marketing executive, Suppo understood which growth strategies had traction in the community. Book+Main Bites was borne from her desire to create authentic, organic connection between readers and authors.

A feature in the private KU Facebook group she started inspired a concept site that validates the interest and demand for the Book+Main Bites platform. A nightly post in the group called Bedtime Story in the Korner was launched to test the connection between writing, engaging an audience, and increasing sales. Authors post original, unpublished, exclusive content for three nights each. The feature booked 120+ authors for all of 2017 within weeks of the idea's inception, ranging from new indie authors to New York Times bestselling authors. This not only underscores the interest in engagement, but also the speed in which this world operates, and the deep industry knowledge of the Book+Main Bites' team.

Book+Main Bites, a content-based social media platform, launched in August 2017 to a group of 150+ industry insiders before its full release in November 2017. The data and feedback based on usage validated the proof of concept. According to Romance Writers of America's commissioned report in December 2017, "content is listed as a more important purchase influence than recommendations," further validating the content-based approach of Book+Main.

Book+Main Bites invites authors and readers to share and enjoy a variety of content (or "Bites") from member-authors, including original content, deleted scenes, excerpts, and more. Its primary purpose is to serve as a sales and marketing tool for authors. On Book+Main Bites, published authors are the only users that can generate Bites. This gives authors who have seen their existing social media activity decline an outlet to share their content on a platform with an engaged, dedicated audience. Readers and bloggers can curate their content by following authors they know and by discovering new ones. Book+Main Bites allows readers to search new content, books, or authors by hashtags and keywords based on character names, genre, theme, etc. This type of tagging has become one of the most popular features of Book+Main Bites. It allows readers to find new authors in the subgenres where they have the greatest interest. It also allows authors a greater chance of being discovered by new readers. Not based on name or cover, but on the content itself.

The data analytics from Book+Main Bites since launch illustrates the demand for connection and the potential opportunity for growth. Highlights include the following:

• 45,000+ unique registered users
• 3,400+ romance authors
• 85,000+ Amazon, Apple Books, Barnes & Noble, and Kobo affiliate link clicks
• 7-11% monthly conversion on Amazon affiliate account

Book+Main Bites is available on iOS, Android, and web. As a sales and marketing tool for authors, the site is free for readers. Beginning in 2019, published and authenticated authors will be charged a fee of $9/month or $99/year to post content on the standard subscription. A premium subscription will be determined at a later date. Book+Main Bites has proven that readers who establish relationships with new authors and connections to their characters translates to increased book sales.

There are other apps that share stories or connect the interests of book lovers. Radish publishes serialized web fiction from select authors. After Dark (by Wattpad) features stories from romance writers. 20 Lines is a community of writers that share stories limited to 240 lines. These apps are often serial based (a chapter a week), some are free or freemium sites, which sell distracting ads within the stories that negatively impact the reader experience. Others allow unpublished writers to produce content, which reduces the "discoverability" of more seasoned authors. Book+Main Bites, by comparison, is a subscription-based service with the goal of increasing book sales for published authors. Other apps/sites exist in the marketplace that address some user needs such as community building, but nothing quite like Book+Main.

Most notably, Book+Main Bites differentiates its offering not only in the content of a Bite, but with its ability to be found through attached keywords and a robust back-end search. Unlike other social media posts, Bites have a much longer shelf life. Whereas posts on Facebook, Instagram and other platforms are lost within hours or days, documented examples already show sales related to Bites posted more than twelve months ago. This is especially powerful in boosting sales for an author's backlist. Authors who have published stories on various other apps have said, quite simply, that readers linger on those apps with very little conversion to book sales. Conversely, Book+Main Bites authors have new readers discovering them many, many months after a Bite is posted, resulting in additional book sales and increased audience.

<u>Services and Features</u>

Book+Main Bites is a paid subscription (coming 2019) service that allows all user groups to consume and disseminate information about books and authors, organically build authentic community, and reduce barriers that currently inhibit reach. The Book+Main Bites platform allows a reader, author, or blogger the ability to create a profile page and customize their content preference by "following" the authors, readers, and bloggers they choose.

Authors have the ability to upload covers, provide release dates, and fully control their content. Authors also have the ability to link to Amazon, Apple Books, Barnes & Noble, Audible and Kobo. Readers have the ability to follow the authors they like and share their favorite Bites.

Tagging is a key feature of the platform. Although "romance" is used broadly, the reality is that many subgenres exist in this category. Romance Writers of America lists the following subgenres based on setting and plot: contemporary romance, erotic romance, historical romance, paranormal romance, romance with religious/spiritual elements, romantic suspense, and young adult romance.

The Book+Main Bites community will continue to evolve. The Company anticipates new features and tools will be tested and developed as the wants and needs of its members grow. Along with innovation, communication and transparency are high priority at Book+Main Bites. Any changes that are made to existing features will be communicated clearly to users to ensure user experience and value of services is not diminished.

Business Model

Book+Main Bites is a subscription-based business model. Coming later in 2019, the monthly standard subscription fee for authors is $9/month or $99/year. A premium subscription will be determined at a later date.

Book+Main Bites launched with industry insiders, including numerous New York Times bestselling authors. The group of beta users active in the romance book community provided meaningful feedback to improve the Bites platform and implement new features into the site as it was in development.

In addition to monthly subscriptions, Book+Main Bites monetizes from both advertising and affiliate fees. Under advertising, Book+Main currently sells space in its newsletter, with spots including Featured Bites, Featured Books, and ads. In 2019, Book+Main will offer additional advertising vehicles.

Affiliate links offer the third line of revenue for the company. All of the affiliate links to books promoted on the platform will go to the company (average 4% per sale). The financial model describes revenue projections based on the number of paid users, along with these other sources of income.

Book+Main believes it will establish trust on this platform that does not exist in other online communities in the romance book space. Given that an authentically safe online space did not exist for this community prior to Book+Main Bites, user behavior cannot be evaluated solely on past social media usage. Functionality and features will be built around the most important needs for book lovers in the genre, so users will feel the platform offers more value over time, not less. Authors can test characters and hear directly from their fans through real dialogue. As the platform expands, large publishing houses can use the platform to share content and build momentum from upcoming books which have a much longer timeframe to publish in the traditional sector.

By understanding the market and being nimble and quick to respond, Book+Main will create new features, functions, and experiences, which Book+Main believes will expand the market. The Book+Main Bites platform has attracted new social media users and international users beyond the U.S. with registered users now in more than 150 countries. Once the brand is established, there will be opportunities for a wide range of new products to service our users and additional user types outside of the established user base.

The Company's Products and/or Services

Product / Service	Description	Current Market
Book+Main Bites	Book+Main is an online marketing platform which provides tools for authors and book discovery service for	Romance is the number one grossing genre in the US at $1.44B, with 268M novels sold annually. More than 75M

	readers that presents readers with excerpts of books chosen by their authors (called Bites).		Americans {estimated 2-3x globally} read at least one romance novel per year. And 46% read more than one book per week.		

Intellectual Property

The Company owns trademarks for Book+Main and Bites.

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Grant Date	Country
87904624	Downloadable software application for use in downloading reading material; downloadable fiction and non-fiction audio books on a variety of topics	BITES	5/2/18	4/2/19	USA
87457955	Computer software to introduce new books or authors; computer software to make referrals in the field of publications, online media, and entertainment; computer software for users to participate in discussions, get feedback from their peers, form virtual communities, and engage in social networking in the field of publications, online media, and entertainment; downloadable software in the nature of a mobile application for users to participate in discussions, get feedback from their peers, form virtual communities, and engage in social networking in the field of publications, online media, and entertainment; downloadable electronic online publications, namely, downloadable books, e-books, and short stories in the field of publications and literature IC 016. US 002 005 022 023 029 037 038 050. G & S: Printed matter namely books and short stories in the field of publications and literature IC 035. US 100 101 102. G & S: Promotion and marketing services and related consulting; advertising the published texts of others;	BOOK+MAIN	5/20/2017	2/12/2019	USA

	promotional services to introduce books, authors, and publishers; promotion and marketing services for authors and publishers; providing business information about and making referrals in the field of publications, online media, and entertainment; business management of authors and publishers; author and publisher representation services in the nature of literary agency services; retail store services featuring printed matter, texts, books, journals and short stories; online retail store services featuring printed matter, digital matter, texts, books, e-books, journals, and short stories IC 041. US 100 101 107. G & S: Education services, namely, online seminars in the field of writing and publishing; entertainment services, namely, live book reading and live reading performances broadcast over video media; publishing services, namely, publishing of printed matter, books, e-books, articles, and short stories; digital publishing services, namely, digital video, audio, and multimedia publishing services; publication of printed matter, digital matter, texts, books, e-books, journals, and short stories; publishing of reviews and electronic publications; book and review publishing; providing non-downloadable online electronic publications in the nature of e-books and articles in the field of publications, online media, entertainment and literature; providing information about publications and entertainment IC 042. US 100 101. G & S: Computer services, namely, hosting an on-line community website for readers, authors, and publishers; computer services, namely, hosting an on-line community website for registered users to participate in discussions, get feedback from their peers, form virtual communities, and engage in social networking in the field of publications, online media, and entertainment; providing temporary use of non-downloadable				

computer software in the fields of publishing, online media, entertainment and literature; providing temporary use of non-downloadable computer text and graphics display software				

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation
None.

USE OF PROCEEDS

We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	6.00%	$1,500	6.00%	$64,200
Marketing and Customer Acquisition	5.00%	$1,250	45.00%	$481,500
Technology Enhancement and Platform Development	65.00%	$16,250	25.00%	$267,500
General Operating Expenses	24.00%	$6,000	24.00%	$256,800
Total	**100.00%**	**$25,000**	**100.00%**	**$1,070,000**

The Use of Proceeds chart is not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: Economic conditions may alter the general marketing or general working capital requirements to adhere to the Company's business plan and liquidity requirements.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Tracey Suppo	CEO, President, Director	Strategy, Fundraising, Investor Relations, Marketing	B.S. Business Administration, Marketing Concentration, Boston University
Kyle Backer	COO, Secretary, Director	Business Strategy, Company Operations, Product Management	B.A. Computer Science and Mathematics, Coe College

Melissa Saneholtz	Chief Marketing Officer, Chief Sales Officer	Marketing, Author and Publisher Relations, Sales and Business Development	B.A.S. Communications, Bowling Green State University
Toni McCarty	CFO	Financial Analysis, Financial Management, Accounting and International Business Process Development	B.A. Accounting and International Business, Illinois State University
Christian Lapidus	Chief Culture Officer	Company Culture, Strategic Recruitment, Change Management	M.S. Organization Development, Pepperdine University; B.A. Journalism and Spanish, Indiana University

Tracey Suppo, President, CEO & Director

Tracey's 25-year marketing career includes fashion, cosmetics, live entertainment & real estate. Her most recent role was VP, Marketing at a national commercial RE firm. A lifelong reader, she owns a romance blog/group with 20k+ readers & authors.

Kyle Backer, COO, Secretary & Director

With over 15 years of experience optimizing business operations, Kyle effectively increases efficiency through software design and technology management. He directs company operations and product management for Book+Main.

Melissa Saneholtz, CMO

10+ years in sales and marketing. 4 years in the publishing industry. Melissa has built a strong network within romance. Under her marketing guidance, many authors have achieved USA Today, New York Times, and countless Amazon bestseller titles.

Toni McCarty, CFO

20+ years of experience in business finance and accounting. Toni has experience in developing accounting systems, overseeing accounting departments and is responsible for financial reporting and forecast modeling.

Christian Lapidus, Chief Culture Officer

Kristy Lapidus has spent the last 16 years consulting with senior leaders on complex digital business projects. She focuses on building high performing teams, optimizing organization design, and guiding the delivery of delightful software, fast.

Indemnification
Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or

threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
Except for the officers set forth above, the Company has no employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding/Face Value	9,214,500
Voting Rights	Standard
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	This security is subject to dilution from further issuances, including the conversion of SAFE
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	100%

Type of security	SAFE Type I
Amount outstanding/Face Value	$70,000
Voting Rights	None
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	This security is subject to dilution from further issuances and will be senior to the Securities issued in this offering.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	Uncertain
Material Terms	Valuation Cap of $4 million and 20% discount, convert upon any preferred stock equity financing into SAFE Preferred Shares (shares of preferred stock issued in equity financing). This instrument also has participation rights in future offerings as well as a "most favored nation" clause giving holders protection in the event of issuance of additional securities with terms preferable to the SAFE terms.

Type of security	SAFE Type II
Amount outstanding/Face Value	$235,500
Voting Rights	None
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	This security is subject to dilution from further issuances and will be senior to the Securities issued in this offering.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	Uncertain
Material Terms	No valuation cap, 20% discount, convert upon any preferred stock equity financing into SAFE Preferred Shares (shares of preferred stock issued in equity financing)

The Company has the following debt outstanding:

Type of debt	Shareholder Loans- Promissory Notes
Amount outstanding	$30,000
Interest Rate and Amortization Schedule	0% Interest
Description of Collateral	None
Other Material Terms	None
Maturity Date	1/31/2025

Ownership

A majority of the Company is owned by Tracey Suppo and Kyle Backer

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Tracey Suppo	3,100,000	33.64%
Kyle Backer	3,000,000	32.56%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit C.

Operations
Book+Main, Inc. (**"the Company"**) was incorporated on March 31, 2017 under the laws of the State of Delaware, and is headquartered in Chicago, IL. The Company [connects readers with authors of romance novels through excerpts known as Bites].

Cash and Cash Equivalents
The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. As of March 31, 2019, the Company currently has cash and cash equivalents of $34,167, including accounts receivable of $3,500 and notes receivable of $0.

The Company has 10,000,000 shares of authorized stock, all of which have been designated as common stock. The Company has no authorized shares of preferred stock. Of the 10,000,000 authorized shares, 9,214,500 shares have been issued and 785,500 are authorized for issuance under an option pool.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Valuation
The Company has ascribed no pre-offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see Exhibit C for the management's evaluation of subsequent events and applicable disclosures:

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Security Type	Recipient	Principal Amount of Securities Issued	Amount of Securities Sold	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Common Shares	Allison Hutcheson	$300	300,000 Common Shares	General Working Capital	December 14, 2017	Rule 701
Common Shares	Robert Bo Davis	$50	50,000 Common Shares	General Working Capital	November 10, 2018	Rule 701
Common Shares	Malina Lee	$100	100,000 Common Shares	General Working Capital	November 22, 2018	Rule 701
Common Shares	Jessica Fadden	$100	100,000 Common Shares	General Working Capital	April 26, 2019	Rule 701
Common Shares	Tracey Suppo	$400	400,000 Common Shares	General Working Capital	December 13, 2018	Rule 701
Common Shares	Melissa Saneholtz	$800	800,000 Common Shares	General Working Capital	December 13, 2018	Rule 701)
Common Shares	Melissa Saneholtz	$200	200,000 Common Shares	General Working Capital	June 20, 2018	Rule 701
Common Shares	Kyle Backer	$400	400,000 Common Shares	General Working Capital	December 13, 2018	Rule 701
Common Shares	Matt Thomas	$25	25,000 Common Shares	General Working Capital	June 19, 2018	Rule 701
Common Shares	Christian Lapidus	$50	50,000 Common Shares	General Working Capital	June 7, 2018	Rule 701
Common Shares	Bob Cramer	$100	100,000 Common Shares	General Working Capital	March 30, 2018	Section 4(a)(2)
Common Shares	Tracey Suppo	$2,700	2,700,000 Common Shares	General Working Capital	March 31, 2017	Section 4(a)(2)
Common Shares	Kyle Backer	$2,600	2,600,000 Common Shares	General Working Capital	March 31, 2017	Section 4(a)(2)
Common Shares*	David Henke	$2,600	2,600,000 Common Shares	General Working Capital	March 31, 2017	Section 4(a)(2)
Common Shares	Toni McCarty	$250	250,000 Common Shares	General Working Capital	April 26, 2019	Rule 701
Common Shares	Fenwick & West	$39.50	39,500 Common Shares	General Working Capital	March 31, 2017	Section 4(a)(2)

Common Shares	Toni McCarty	$50	50,000 Common Shares	General Working Capital	September 10, 2017	Rule 701
Common Shares	Mike Halerz	$25	25,000 Common Shares	General Working Capital	July 25, 2017	Rule 701
Common Shares	Beth Cranford	$50	50,000 Common Shares	General Working Capital	April 26, 2019	Section 4(a)(2)
SAFE	Levy Revocable Trust**	$25,000	25,000 SAFE Units	General Working Capital	Jan. 22, 2019	Section 4(a)(2)
SAFE	Laura Spitz**	$29,000	29,000 SAFE Units	General Working Capital	December 18, 2018	Section 4(a)(2)
SAFE	Toni McCarty	$10,000	10,000 SAFE Units	General Working Capital	January 12, 2018	Section 4(a)(2)
SAFE	Steve Saneholtz	$10,000	10,000 SAFE Units	General Working Capital	April 12, 2018	Section 4(a)(2)
SAFE	Fenwick & West	$56,500	56,500 SAFE Units	General Working Capital	November 14, 2018	Section 4(a)(2)
SAFE	Laura Roppe	$10,000	10,000 SAFE Units	General Working Capital	April 24, 2018	Section 4(a)(2)
SAFE	Christian Lapidus	$20,000	20,000 SAFE Units	General Working Capital	December 13, 2018	Section 4(a)(2)
SAFE	Stacy Ratner	$25,000	25,000 SAFE Units	General Working Capital	April 13, 2018	Section 4(a)(2)
SAFE	Melissa Saneholtz	$25,000	25,000 SAFE Units	General Working Capital	December 15, 2017	Section 4(a)(2)
SAFE	Genevieve Thiers	$25,000	25,000 SAFE Units	General Working Capital	April 13, 2018	Section 4(a)(2)
SAFE	Lon Levy**	$25,000	25,000 SAFE Units	General Working Capital	February 29, 2019	Section 4(a)(2)
SAFE	Laura & Steven Spitz	$30,000	30,000 SAFE Units	General Working Capital	December 12, 2017	Section 4(a)(2)
SAFE	Adam Mock	$15,000	15,000 SAFE Units	General Working Capital	April 16, 2018	Section 4(a)(2)

* 1,625,000 unvested shares were repurchased by the Company
** Part of January 2019 financing referenced in financial statements.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 1,070,000 of the Securities for up to $1,070,000. The Company is attempting to raise a minimum amount of $25,000.00 in this Offering (the "**Target Amount**"). The Company must receive commitments from investors in an amount totaling the Target Amount by August 30, 2019 (the "**Offering Deadline**") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Target Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Target Amount up to $1,070,000.00 (the "**Maximum Amount**") and the additional Securities will be allocated on a At the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Primetrust LLC until the Target Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Target Amount has been reached. If the Company reaches the Target Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Target Amount and providing notice to the Purchasers. If any material change (other than reaching the Target Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Target Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

In the event two multiples of the Target Offering Amount is reached prior to AUGUST 30, 2019, the Company may conduct the first of multiple closings of the Offering early, provided all Purchasers will receive notice of the new offering deadline at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Purchasers who committed on or before such notice will have until the 48 hours prior to the new offering deadline to cancel their investment commitment.

In the event the Company does conduct one of multiple closings, the Company agrees to only withdraw half of the proceeds that are in escrow and will only conduct a closing if there will be more than 21 days remaining before AUGUST 30, 2019.

The Company may only conduct another closing before AUGUST 30, 2019 if at the time of such proposed closing (i) the amount of investment commitments to the Offering exceeds two multiples of the collective amount committed at the time of the last closing, and (ii) more than 21 days remain before AUGUST 30, 2019.

The Company has agreed to return all funds to Purchasers in the event a Form C-W is ultimately filed in relation to this Offering, regardless of any subsequent closings.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through OpenDeal Portal LLC dba Republic, the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

PRIME TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Commission/Fees

6.0% of the amount raised

Stock, Warrants and Other Compensation

2.0% of the Securities being issued in this Offering.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our organizational documents and the Crowd Safe instrument in conjunction with the following summary information.

Authorized Capitalization

At the initial closing of this Offering (if the minimum amount is sold), our authorized capital stock will consist of (i) 10,000,000 shares of common stock, par value $0.000100 per share, of which 107,060,000 common shares will be issued and outstanding.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Dividends

The Securities do not entitle the Investors to any dividends.

Conversion

Upon each future equity financing of greater than $1,000,000.00 (an "**Equity Financing**"), the Securities are convertible at the option of the Company, into CF Shadow Series Securities, which are securities identical to those issued in such future Equity Financing except 1) they do not have the right to vote on any matters except as required by law, 2) they must vote in accordance with the majority of the investors in such future Equity Financing with respect to any such required vote and 3) they are not entitled to any inspection or information rights (other than those contemplated by Regulation CF). The Company has no obligation to convert the Securities in any future financing.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Series Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "Purchase Amount") by:

(a) the quotient of $1,000,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable Securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) the issuance of all shares of capital stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "Safes"), and (iv) any equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes,

OR

(b) the lowest price per share of the Securities sold in such Equity Financing multiplied by 80%.

The price (either (a) or (b)) determined immediately above shall be deemed the "First Financing Price" and may be used to establish the conversion price of the Securities at a later date, even if the Company does not choose to convert the Securities upon the first Equity Financing following the issuance of the Securities.

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing after the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Series Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of an initial public offering of the Company ("**IPO**") or Change of Control (see below) (either of these events, a "**Liquidity Event**") of the Company prior to any Equity Financing, the Investor will receive, at the option of the Investor, either (i) a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) a number of shares of common stock of the Company equal to the Purchase Amount divided by the quotient of (a) $6,000,000.00 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of common stock reserved and available for future grant under any equity incentive or similar plan; (ii) any Safes; and (iii) convertible promissory notes.

In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and holders of other Safes (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"Change of Control" as used above and throughout this section, means (i) a transaction or transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at the option of the Investor, either (i) a cash payment equal to the Purchase Amount (as described above) or (ii) a number of shares of the most recently issued preferred stock equal to the Purchase Amount divided by the First Financing Price. Shares of preferred stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of preferred stock issued in connection with the Company's most recent Equity Financing.

Pro-Rata rights

Certain Purchasers of the Securities, "Major Investors", will receive pro-rata rights through the Offering, allowing them to avoid dilution in future rounds. Purchasers that make investments of $25,000 or greater in the Offering will gain the right to continue investing the in Company and avoid dilution while others will not. Major Investors will have the right to participate in new securities offerings unless the securities (i) are issued as a dividend or distribution on outstanding securities, (ii) are issued upon conversion or exercise of outstanding securities, (iii) are issued to employees, directors or consultants pursuant to a plan, agreement or arrangement approved by the Company's Board of Directors, (iv) are issued pursuant to the acquisition of another corporation or its assets by the Company, or (v) up to one million dollars ($1,000,000), of such, are issued by the Company annually to fund obligations to make cash dividends or interest payments on outstanding securities.

Dissolution

If there is a Dissolution Event (see below) before the Securities terminate, the Company will distribute, subject to the preferences applicable to any series of preferred stock then outstanding, all of its assets legally available for distribution with equal priority among the Investors, all holders of other Safes (on an as converted basis based on a valuation of common stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event) and all holders of common stock.

A "Dissolution Event" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Investor pursuant to the conversion provisions or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

The Securities have no voting rights at present or when converted.

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

EXHIBIT B

Disclaimers

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL PURCHASERS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE PURCHASERS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE PURCHASERS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PURCHASERS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION PURCHASERS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

NOTICE REGARDING THE ESCROW AGENT

PRIME TRUST LLC (THE "***ESCROW AGENT***") SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

EXHIBIT C
Financials

BOOK+MAIN, INC.

(a Delaware corporation)

Unaudited Financial Statements for the Years

Ended December 31, 2018 and 2017



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

April 24, 2019

To: Board of Directors, Book+Main, Inc.

Re: 2018-2017 Financial Statement Review
Book+Main, Inc.

We have reviewed the accompanying financial statements of Book+Main, Inc. (the "Company"), which comprise the balance sheet(s) as of December 31, 2018 and 2017, and the related statements of operations, owners' equity or deficit, and cash flows for the calendar year(s) thus ending, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments which might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

 IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

BOOK+MAIN, INC.

BALANCE SHEET

As of December 31, 2018 and 2017

See accompanying Accountant's Review Report and Notes to the Financial Statements

(Unaudited)

ASSETS	**2018**	**2017**
Current Assets:		
Cash and cash equivalents	$ 24,349	$ 27,959
Accounts receivable	500	0
Total Current Assets	24,849	27,959
Other assets	7,900	7,900
Total Other Assets	7,900	7,900
TOTAL ASSETS	$ 32,749	$ 35,859
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Liabilities:		
Current Liabilities:		
Accounts payable	$ 42,587	$ 13,399
Total Current Liabilities	42,587	13,399
Long-term Liabilities:		
Loans from shareholder	30,000	7,800
TOTAL LIABILITIES	72,587	21,199
Stockholders' Equity (Deficit):		
Common stock: 10,000,000 authorized shares; 8,439,500 shares as of December 31, 2018 and 8,114,500 shares as of December 31, 2017 issued and outstanding	8,340	7,940
SAFE instruments	228,125	30,000
Accumulated deficit	(276,302)	(23,280)
Total Stockholders' Equity (Deficit)	(39,838)	14,660
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 32,749	$ 37,124

BOOK+MAIN, INC.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2018 and from March 31, 2017 (inception)
through December 31, 2017
See accompanying Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	2018	2017
Revenues	$ 18,641	$ 0
Operating Expenses:		
Marketing	13,996	421
General and administrative	257,667	21,594
Start-up Costs	0	1,265
Total Operating Expenses	271,663	23,280
Net Income (Loss)	$ (253,022)	$ (23,280)

BOOK+MAIN, INC.
STATEMENT OF MEMBERS' CAPITAL
For the Year Ended December 31, 2018 and from March 31, 2017 (inception)
through December 31, 2017
See accompanying Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

| | Common Stock | | | | |
	Number of Shares	Amount	SAFEs	Accumulated Deficit	Total
Balance as of March 31, 2017	**0**	**$ 0**	**$ 0**	**$ 0**	**$ 0**
Shares issued	8,114,500	7,940			7,940
SAFE issuance			30,000		30,000
Net Income (Loss)				(23,280)	(23,280)
Balance as of December 31, 2017	**8,114,500**	**7,940**	**30,000**	**(23,280)**	**14,660**
Net share issuance	325,000	400			400
SAFE issuance			198,125		198,125
Net Income (Loss)				(253,022)	(253,022)
Balance as of December 31, 2018	**8,439,500**	**$ 8,340**	**$ 228,125**	**$ (276,302)**	**$ (39,838)**

BOOK+MAIN, INC.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2018 and from March 31, 2017 (inception)
through December 31, 2017

See accompanying Accountant's Review Report and Notes to the Financial Statements

(Unaudited)

Cash Flows From Operating Activities		2018		2017
Net Income (Loss)	$	(253,022)	$	(23,280)
Adjustments to reconcile net loss to net cash used				
in operating activities:				
Changes in operating assets and liabilities:				
(Increase) decrease in accounts receivable		(500)		0
Increase (decrease) in accounts payable		29,188		13,399
Net Cash Used In Operating Activities		(224,335)		(9,881)
Cash Flows From Investing Activities				
Costs of intellectual property assets		0		(7,900)
Net Cash Provided By Investing Activities		0		(7,900)
Cash Flows From Financing Activities				
Issuance of SAFE instruments		198,125		30,000
Net proceeds of share issuances		400		7,940
Proceeds of shareholder loans		22,200		7,800
Net Cash Provided By Financing Activities		220,725		45,740
Net Change In Cash and Cash Equivalents		(3,610)		27,959
Cash and Cash Equivalents at Beginning of Period		27,959		0
Cash and Cash Equivalents at End of Period	$	24,349	$	27,959
Supplemental Disclosure of Cash Flow Information				
Cash paid for interest	$	0	$	0
Cash paid for income taxes	$	0	$	0

BOOK+MAIN, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2018
See accompanying Accountant's Review Report
(Unaudited)

NOTE 1 - NATURE OF OPERATIONS

Book+Main, Inc. (referred to as the "Company," "we," "us," or "our"), a corporation formed in Delaware, is an online platform that works as a sales and marketing tool for authors and a book discovery tool for readers. The Company was organized on March 31, 2017 as Bookhive, Inc. and changed its name on May 17, 2017. The Company began operations in 2017 in Chicago, Illinois.

Since Inception, the Company has relied on advances from founder, SAFE notes and the issuance of stock to fund its operations. As of December 31, 2018, the Company had negative working capital and will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 6). During the next 12 months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 7) and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates
The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2018, the Company is operating as a going concern. See Note 1 and Note 6 for additional information.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2018 and 2017, the Company had $24,349 and $27,959 of cash on hand, respectively.

Receivables and Credit Policy
Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customer. As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced significant write-downs in its accounts receivable balances. As of December 31, 2018 and 2017, the Company had outstanding accounts receivable of $500 and $0, respectively.

Other Assets – Intellectual Property
The Company records intellectual property assets at the cost of purchase or establishment of those assets in accordance with GAAP. As the intellectual assets of the Company do not have a finite life, there is no regular

amortization of those assets. However, the Company routinely analyzes the carrying cost of its intellectual property assets to assess if impairment of those assets is required.

Income Taxes
Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the year ending December 31, 2018 as the Company incurred a taxable loss. In addition, there is a 100% valuation allowance against the net operating losses generated by the Company as of December 31, 2018. The Company is taxed as a "C" Corporation.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2018, the unrecognized tax benefits accrual was zero. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.

Revenue Recognition
The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. Revenue is recognized over the term of the contract or subscription agreement.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred. Accordingly, the Company expenses a net cost of $1,265 in 2017 associated with the start-up of the Company

Software Development Costs
The Company applies the principles of ASC 985-20, Software-Costs of Computer Software to be Sold, Leased, or Otherwise Marketed ("ASC 986-20"). ASC 985-20 requires that software development costs be charged to research and development expense until technological feasibility is established. With the Company's current technology, technological feasibility of the underlying software is not established until substantially all product development and testing is complete, which generally includes the development of a working model. Prior to a product's release, if and when the Company believes capitalized costs are not recoverable, the costs capitalized to date will be expensed as part of cost of sales.

The Company's software platform has achieved technological feasibility and, accordingly, all software costs are expensed in the period incurred.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements
In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The Company is currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our balance sheet.

NOTE 3 – SHAREHOLDER NOTE PAYABLE

In 2018 and 2018, the Company received funding from shareholders to obtain working capital. The shareholder loans do not have a fixed maturity or interest rate, but the Company fully intends to repay the shareholders at the appropriate time.

NOTE 4 – INCOME TAXES

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. From inception to December 31, 2018, the Company had net operating losses. Due to the uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating losses before they expire, the Company has recorded a valuation allowance to reduce the net deferred tax asset to zero, and accordingly, has not recorded an income tax provision or benefit for the years ended December 31, 2018 or 2017.

The Company is subject to tax in the U.S and is current with all of its filing obligations. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

Legal Matters
The Company is not involved in any litigation or is under threat of any litigation.

NOTE 6 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2013 and has not achieved profitable operations. The Company's ability to continue is dependent upon management's plan to raise additional funds (see Note 7) and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 7 – SUBSEQUENT EVENTS

Additional Shares Issued
During January and February 2019, the Company issued an additional 175,000 shares of stock to key employees and contractors in exchange for their services. An additional 700,000 shares have also been set aside for assignment to other key employees and contractors as needed.

Additional SAFEs Issued

In January 2019, the Company issued an additional $79,000 of SAFE instruments. Of this amount, $29,000 was signed and committed by December 31, 2018, but the funds were not received and the agreement closed until January. The Company is recording the entire $79,000 in 2019.

Anticipated Crowdfunded Offering

The Company is offering up to 1,070,000 Simple Agreements for Future Equity ("SAFEs") for up to $1,070,000 (the "Crowdfunded Offering"). The Crowdfunded Offering is being made through OpenDeal Portal LLC, (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a six percent commission fee and two percent of the securities issued in this offering.

Management's Evaluation

Management has evaluated subsequent events through April 24, 2019, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT D

Offering Page found on Intermediary's Portal.

 

Company Name	Book+Main
Logo	
Headline	Literary matchmaker for readers and authors
Cover photo	

Hero Image	

Tags	Female Founders, Publishing, Community, Marketplaces, Mobile

Pitch text

Deal highlights

- Marketplace pairing romance authors & readers through 'Bites'—excerpts specifically chosen by the author—including exclusive sneak peeks, serials and bonus scenes
- Romance is the #1 best-selling genre in the U.S. at over $1.4B+ annually
- Over 45,000 registered users on the platform, including more than 3,400 authors
- Readers from 150+ countries on Book+Main
- $20K+ in advertising and affiliate revenue



Publishing is a $40B industry in the U.S. alone



Romance novels are #1 in book sales

Romance is the highest grossing genre representing almost one-third of all fiction sold. Over 75M Americans (estimated at 2-3x globally) read romance novels each year, with 46% reading more than one novel per week. As the romance genre lends itself towards self publishing, authors are turning to online platforms to help them promote their publications and are willing to pay a premium to display their work. There is a huge market not only for those interested in buying and reading romance novels, but also for the authors who'd like a place to share their work in a space dedicated to romance readers.

Who are Romance Readers?



82% FEMALE READERS



2x MALE READERSHIP
doubled over past 6 years



1/3 readers searched for new authors **in the past 6 months**

↑ **CONTENT**
more important
purchase influence
than recommendations



35% OF READERS
HAVE BEEN FANS FOR
20 years or more



76% OF READERS
discuss the books
with friends

Visibility & Discoverability

https://republic.co/bookandmain/exhibit

4/19

4/30/2019 Republic — where anyone can invest in startups



In an extremely competitive, over-saturated market, authors spend too much time and too much money marketing their books to the wrong readers. Readers waste inordinate amounts of time and money trying to find their next read, because the way they find books today is broken. Currently, readers are only presented with book covers and 'blurbs,' synopses oftentimes not written by the author, but also mismatched categories and searches that are weighed down by a retailer's algorithms.

Book+Main gives readers a search tool that uses a vast array of keywords that connect them directly to an author's words, while also giving authors the tools they need to immediately connect their work to readers in search of what they're writing.

Book+Main: literary matchmaker for readers and authors

The Solution


Book+Main
bites
Sales and Marketing
Tool for Authors
Discovery
Tool for Readers
Community of
Authors and Readers

https://republic.co/bookandmain/exhibit

5/19

4/30/2019 Republic — where anyone can invest in startups

Book+Main provides a sales and marketing tool hosted on a platform comprised of an all-romance audience. Authors upload Bites—excerpts or bonus content from their novels—that are searchable with more than 350 genre-specific keywords. This creates interest in their work, allows the reader to immediately get immersed in the story, and prevents their novel from getting lost. For our authors, Bites not only introduce them to new readers, they have also proven to be a powerful tool in exposing old and new readers alike to their entire catalog of books, not only new releases. And, Bites have no shelf life. If an author posts a Bite today and a reader searches for related keywords, that Bite will be served up for years to come. Bites posted over a year ago still sell books today.

Readers search the 350+ genre-specific keywords to find Bites that match exactly what they're looking for. Bites have proven to be an accurate and efficient way for a reader to find and experience a book before they buy. Readers agree that Bites are better than samples because they are curated by the author to show the highlights of the book.

Finally, Book+Main builds a community of romance enthusiasts, by incorporating social media components (like, comment, share, etc.), to help create discussions around the books readers love, while also giving more exposure to an author's work. Book+Main has a social media feel, but is a discovery tool first and foremost.

Bites Sell Books



Book+Main affiliate
vs. average author's
affiliate account on Amazon

Bites Don't Die



Retail clickthroughs
6 months later or more



https://republic.co/bookandmain/exhibit

6/19

4/30/2019 Republic — where anyone can invest in startups



Book+Main
bites

   

(1) Search

Choose from 350+
genre-specific keywords
chosen by the author

(2) Read A Sample

Read Bites —
excerpts specifically
chosen by the author

(3) Buy

Buy the eBook or
audiobook from Amazon,
Apple Books, B&N, or Kobo



Business Model

Three revenue sources


Affiliate Fees
Amazon
Apple Books
Kobo
B&N
Audible
Advertising
Sponsorships
Newsletter Advertising
Targeted Bites
Author Subscriptions
$9/mo or $99/yr
Standard Subscription
Create Bites & Posts
Access to New Readers & Advertising

1. Affiliate Fees: Book+Main earns an affiliate fee on books sold from each of the retailers available on the platform— Amazon, Apple Books, Kobo, Barnes & Noble and Audible.

2. Advertising: In a niche market, the right balance between advertising and engagement is critical. At Book+Main, we are developing three forms of advertising that give the author exceptional access to the RIGHT readers—those seeking what they're writing, who do not already follow them— while ensuring that a reader is served up advertising content that truly speaks to them. This will allow for greater reader engagement and increased author interest based upon its efficacy.

3. Author Subscriptions: We have been transparent since day one that Book+Main Bites will be a paid platform for authors. Once subscriptions go into effect, authors will enjoy a 30-day trial with a guided experience to ensure they make the most of their trial period. Standard subscriptions will be $9/month or $99/year. Premium subscriptions will be introduced later in the year. Only published romance authors are eligible for author accounts. This ensures authors are not competing with non-published authors and increases the value of establishing an author account on Book+Main. Reader accounts are free.



Traction

Engaging a global audience

Since launch, Book+Main has engaged over 45,000 registered users, including 3,400+ authors, in more than 150 countries.



Authors on the platform range from debut authors to New York Times bestsellers. Of the 3,400 authors on Book+Main Bites:

Amazon updates author rankings every hour based on sales. These numbers are based on rankings from March 12, 2019 @8PM.

Our financial models predict the following growth trajectories over the next three years. These financial projections are contingent upon raising at least $600K in 2019 from this and possibly subsequent offerings.



BESTSELLING
Contemporary Romance Authors
on Amazon are on Book+Main





Projections

Financial Projections | Costs vs Revenue



Book+Main Reader Projections





Book+Main Subscribed Author Projections



Please note, Book+Main has a limited history upon which an estimation of the Company's future performance can be made. The Company's proposed operations are subject to all business risks associated with new enterprises. The likelihood of the Company's success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the expansion of a business, operation in a competitive industry, and the continued development of advertising, promotions and a corresponding customer base. There is a possibility that the Company could sustain losses in the future. There can be no assurances that we will operate profitably.

As seen in:










Rakuten Kobo features interviews with bestselling authors and industry experts. who share practical

advice you can use to improve your writing and sell more books.

Kobo interviewed our CMO, Melissa Saneholtz, about her journey in this industry and the important role a virtual assistant can play. Having worked one-on-one with a New York Times bestselling author as a virtual assistant {as well as 150+ other authors in a variety of roles}, she was able to shed light on the career path one can take and the knowledge one can gain working your way up through this industry. **You can listen to the podcast here.**

Book+Main is a go-to platform for romance enthusiasts

Book+Main is loved by both authors and readers alike. For authors, Book+Main provides a platform for their work to be discovered and purchased from both current and new readers. This gives readers direct access to their favorite authors and opportunities to explore and discover other great reads and authors in the genre.



 **April Livings** 🌟 recommends Book+Main.
January 6 · 🌐

Just started 5 reading challenges this year, including Romanceopoly. I landed on the "Small Town" space. I thought I'd be able to rely on Goodreads to help me find books by new authors and maybe to help me identify stuff I downloaded and forgot was there. Goodreads was NO HELP and I was struggling going through my Kindle and reading description after description. All of a sudden I got a notification from Book+Main about a new bite and I KNEW where I was going to get my info all year long. I found 3 books I already own and a couple in KU for the tag "Small Town." I already love B+M but now I'll be in it more than once a day!!!

 **Jessica Canoto** reviewed Book+Main — 5★
November 12, 2017 · 🌐

Loving this app! It's a exciting new way for authors and readers to interact and also to discover new authors.

 **K.k. Allen** reviewed Book+Main — 5★
November 10, 2017 · 🌐

The best app ever. A booklover's DREAM. I've already found so many books from fellow authors that I can't wait to devour. Bites are delicious, and now I want the entire cake 😉

 **Jackie Uzzell** reviewed Book+Main — 5★
November 8, 2017 · 🌐

I believe I am going to love Book+Main Bites. I started following some of my favorite authors and was introduced to some new ones. Loved reading the excerpts and teasers from some of my favorite books. This is a match made in heaven! #Authors #Readers #Content

 **Author M. Piper** reviewed Book+Main — 5★
November 7, 2017 · 🌐

This is, hands down, exactly what the book world needs. This site is the perfect place to find new authors and follow ones you already love!



"I'm going to be doing much more of my author business going forward over on Book+Main, a new site designed BY readers FOR readers. If you haven't yet started a reader account, I encourage you to do so. The site is growing in leaps and bounds, and there is never any suppression of content or tomfoolery that makes it difficult for us to reach you.

In addition, you can search Book+Main for the content YOU WANT: secret babies, cowboys, suspense, BDSM, family series? We've got what you're looking for, and the bites allow you to sample an author's work before you buy it. It's a win-win for readers AND for authors!

Marie Force, New York Times Bestselling Author
From a personal email to her readers

"As a romance fiction author, this is the forward-thinking platform coupled with the nostalgic charm of romance that I've been searching for since I began embracing my desire to craft timeless love stories. I look forward to helping this platform grow while connecting readers and authors, one person and one love story at a time."



Dave Cenker, Author
From a comment on Facebook



Competition

The perfect mix of discoverability and community—because one without the other is not enough



Feature Set Comparison

Company	All Romance	Accurate Multi-Keyword Search	Community	Published Authors Only	Exclusive Content	Extended Shelf Life
Book+Main bites	✓	✓	✓	✓	✓	✓
goodreads	✗	✗	✓	✓	✓	✗
wattpad	✗	✓	✓	✗	✓	✓
BookBub	✗	✗	✓	✓	✗	✗
facebook	✗	✗	✓	✗	✓	✗

It is also important to note that many platforms censor content, not only images, but words as well. While we do not allow nudity, we are an 18+ site and we do allow risqué imagery. We do not censor explicit language. We believe an author should have the freedom to connect with their readers without those restrictions, and readers should have the right to read and see what they deem appropriate. All Bites are given a "flame rating" by the author to denote how "hot" the Bite is. Readers can then select their Max Flame Rating preference to ensure they see what they want and what they don't. The power to choose is in the reader's hands.



What's Next

Growing our readership and platform

In addition to bootstrapping the first twelve months, Book+Main has raised over $300K from Angels and Friends & Family. With funds raised in this round, Book+Main plans to expand the platform and team as well as dedicate marketing dollars to customer acquisition. We will also provide more resources to readers, including a more robust algorithm for recommendations based on their preferences and activity. We will also develop new, proprietary functionality to connect authors and readers that doesn't exist on any other platform, and flesh out opportunities for Book+Main to be integrated into third-party sites and platforms.

Fall in love with Book+Main!

Together, we can change the romance industry to better connect authors with readers, save them both time and money, and give this massive market a place to call home.



Team

	Tracey Suppo	Founder & CEO	Tracey's 25-year marketing career includes fashion, cosmetics, live entertainment & real estate. Her most recent role was VP, Marketing at a national commercial RE firm. A lifelong reader, she owns a romance blog/group with 20k+ readers & authors.
	Melissa Saneholtz	Partner & CMO	10+ years in sales and marketing. 4 years in the publishing industry. Melissa has built a strong network within romance. Under her marketing guidance, many authors have achieved USA Today, New York Times, and countless Amazon bestseller titles.
	Kyle Backer	COO	With over 15 years of experience optimizing business operations, Kyle effectively increases efficiency through software design and technology management. He directs company operations and product management for Book+Main.
	Kristy Lapidus	CCO	Kristy Lapidus has spent the last 16 years consulting with senior leaders on complex digital business projects. She focuses on building high performing teams, optimizing organization design, and guiding the delivery of delightful software, fast.
	Toni McCarty	CFO	20+ years of experience in business finance and accounting. Toni has experience in developing accounting systems, overseeing accounting departments and is responsible for financial reporting and forecast modeling.
	Robert 'Bo' Davis	Fractional CTO	15 years of diverse experience allows Bo to lead teams to develop processes, software, and infrastructures that are efficient, elegant, and secure. Bo has overseen the technical direction of products that support millions of visitors per month.

Perks

$100	Book+Main Bites Investor Badge on Reader or Author Profile
$500	All of the above, plus mention in our newsletter of over 45,000 authors and readers
$1,000	All of the above, plus a limited edition Book+Main investor shirt
$5,000	All of the above, plus a limited edition Book+Main investor swag pack
$10,000	All of the above, plus an invitation to an investor dinner with the Founding Team in Chicago (transportation not included)
$25,000	All of the above, plus round trip airfare (economy class within the 48 states) to Chicago, IL, hotel accommodations (2 nights) and a private dinner with the Founding Team.

FAQ

How do I earn a return?	We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.

EXHIBIT E
Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

BOOK+MAIN, INC.

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2019

THIS CERTIFIES THAT in exchange for the payment by [Investor **Name**] (the "**Investor**", and together with all other Series 2019 Crowd SAFE holders, "**Investors**") of $[_____] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], Book+Main, Inc., a Delaware Corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "**Discount**" is 20%.

The "**Valuation Cap**" is $6,000,000.

See Section 2 for certain additional defined terms.

1.   *Events*

(a) **Equity Financing**.

     (i)   If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another classes issued by the Company) sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price (such applicable Conversion Price, the "**First Equity Financing Price**").

(ii) If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(b) **Liquidity Event**.

(i) If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. In connection with this Section 1(b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

(ii) If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (as described in the foregoing paragraph) or (ii) automatically receive from the Company a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Company) equal to the Purchase Amount divided by the First Equity Financing Price, if the Investor fails to select the cash option. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

(c) **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d) **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**CF Shadow Series**" shall mean a series of Capital Stock that is identical in all respects to the shares of Capital Stock (whether Preferred Stock or another class issued by the Company) issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

> (i) CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company;

> (ii) Each of the CF Shadow Series shareholders shall enter into a proxy agreement, in the form of Exhibit A attached hereto, appointing the Intermediary as its irrevocable proxy with respect to any matter to which CF Shadow Series shareholders are entitled to vote by law. Entering into such proxy agreement is a condition of receiving CF Shadow Shares and such agreement provides that the Intermediary will vote with the majority of the holders of the relevant class of the Company's Capital Stock on any matters to which the proxy agreement applies; and

> (iii) CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock, par value $0.0001 per share, of the Company.

"**Conversion Price**" means either: (i) the SAFE Price or (ii) the Discount Price, whichever calculation results in a greater number of shares of Capital Stock.

"**Discount Price**" means the product of (i) the price per share of Capital Stock sold in an Equity Financing and (ii) 100% less the Discount.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**Fully Diluted Capitalization**" shall mean the aggregate number of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**IPO**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to an effective registration statement filed under the Securities Act.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; and (iii) convertible promissory notes.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to the Valuation Cap divided by the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to the Valuation Cap divided by the Fully Diluted Capitalization.

3. *Company Representations*

(a) The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c) The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d) No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to Section 1.

(e) The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f) The Company is (i) not required to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), (ii) not an investment company as defined in section 3 of the Investment Company Act of 1940, and is not excluded from the definition of investment company by section 3(b) or section 3(c) of such Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under §4(a)(6) due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

4. *Investor Representations*

(a) The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c) The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. Each Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d) The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e) The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of Republic.co and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f) The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g) The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h) If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for this instrument, including (a) the legal requirements within its jurisdiction for the purchase of this instrument; (b) any foreign exchange restrictions applicable to such purchase; (c) any governmental or other consents that may need to be obtained; and (d) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of this instrument. The Investor's subscription and payment for and continued beneficial ownership of this instrument and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to this instrument and the underlying securities.

(i) Each Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(j) Each Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a) The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b) The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c) In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in <u>Section 5(a)</u>):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in <u>Section 4</u> above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in <u>Section 4</u> and the undertaking set out in <u>Section 5(a)</u> and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

> THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(b)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE).

(c)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d) The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(e) Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(f) In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g) All securities issued under this instrument may be issued in whole or fractional parts.

(h)   All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(i)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Chicago, IL. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(j)   In the event the Investor, together with its affiliates, purchases one or more Crowd SAFEs with an aggregate Purchase Amount equal to or exceeding $25,000 (a "**Major Investor**"), the Company shall provide the Investor with at least ten (10) business days prior written notice of the First Equity Financing, including the price and terms thereof. The Major Investor shall have a right to convert, in its sole discretion, any Crowd SAFEs then held by the Major Investor upon the closing of the First Equity Financing into a number of shares of the CF Shadow Series of Capital Stock in accordance with Section 1(a). For the avoidance of doubt, this clause shall only apply to the Purchase Amount from the current Offering of the Company's Capital Stock and will not be integrated with any previous offerings of the Company's Units.

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

Book+Main, Inc.
By:
Name: Tracey Suppo
Title: Chief Executive Officer
Address: 222 Merchandise Mart Plaza, Suite 1212, Chicago, IL 60654
Email: tracey@bookandmain.com

INVESTOR:
By:
Name:

Exhibit A – CF Shadow Share Proxy

Irrevocable Proxy

Reference is hereby made to a certain Crowdfunding Simple Agreement for Future Equity (the "***Crowd SAFE***") dated $crowd_safe_date$ between $issuer$, a Delaware Corporation (the "***Company***") and $investor_name$ ("***Stockholder"***). In connection with a conversion of Stockholder's investment in the Crowd SAFE into Preferred Stock of a CF Shadow Series (as defined in the Crowd SAFE) pursuant to the Crowd SAFE, the Stockholder and Open Deal Portal LLC (the "***Intermediary***") as another holder of Preferred Stock of a CF Shadow Series hereby agree as follows:

1) **Grant of Irrevocable Proxy**.

   a) With respect to all of the shares of Preferred Stock of CF Shadow Series owned by the Stockholder as of the date of this Irrevocable Proxy or any subsequent date (the "***Shares***"), Stockholder hereby grants to Intermediary an irrevocable proxy under Section 212 of the Delaware General Corporation Law to vote the Shares in any manner that the Intermediary may determine in its sole and absolute discretion. For the avoidance of doubt, the Intermediary, as the holder ("***Holder***") of the irrevocable proxy (rather than the Stockholder) will vote the Shares with respect to all shareholder meetings and other actions (including actions by written consent in lieu of a meeting) on which holders of Shares may be entitled to vote. The Intermediary hereby agrees to vote all Shares consistently with the majority of the preferred shares on which the CF Shadow Series is based. This proxy revokes any other proxy granted by the Stockholder at any time with respect to the Shares.

   b) The Intermediary shall have no duty, liability or obligation whatsoever to the Stockholder arising out of the Intermediary's exercise of the this irrevocable proxy. The Stockholder expressly acknowledges and agrees that (i) the Stockholder will not impede the exercise of the Intermediary's rights under this irrevocable proxy and (ii) the Stockholder waives and relinquishes any claim, right or action the Stockholder might have, as a stockholder of the Company or otherwise, against the Intermediary or any of its affiliates or agents (including any directors, officers, managers, members, and employees) in connection with any exercise of the irrevocable proxy granted hereunder.

   c) This irrevocable proxy shall expire as to those Shares on the earlier of (i) the date that such Shares are converted into Common Stock of the Company or (ii) the date that such Shares are converted to cash or a cash equivalent, but shall continue as to any Shares not so converted.

2) **Legend**. The Stockholder agrees to permit an appropriate legend on certificates evidencing the Shares or any transfer books or related documentation of ownership reflecting the grant of the irrevocable proxy contained in the foregoing Section 1.

3) **Representations and Warranties**. The Stockholder represents and warrants to the Intermediary as follows:

   a) The Stockholder has the all necessary rights, power and authority to execute, deliver and perform his obligations under this Irrevocable Proxy. This Irrevocable Proxy has been duly executed and delivered by the Stockholder and constitutes such Stockholder's legal and valid obligation enforceable against the Stockholder in accordance with its terms.

b) The Stockholder is the record owner of the Shares listed under the name on this Appendix A and the Stockholder has plenary voting and dispositive power with respect to such Shares; the Stockholder owns no other shares of the capital stock of the Company; there are no proxies, voting trusts or other agreements or understandings to which such Stockholder is a party or bound by and which expressly require that any of the Shares be voted in any specific manner other than pursuant to this irrevocable proxy; and the Stockholder has not entered into any agreement or arrangement inconsistent with this Irrevocable Proxy.

4) **Equitable Remedies**. The Stockholder acknowledges that irreparable damage would result if this Irrevocable Proxy is not specifically enforced and that, therefore, the rights and obligations of the Intermediary may be enforced by a decree of specific performance issued by arbitration pursuant to the Crowd SAFE, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, not be exclusive and shall be in addition to any other remedies that the Intermediary may otherwise have available.

5) **Defined Terms.** All terms defined in this Irrevocable Proxy shall have the meaning defined herein. All other terms will be interpreted in accordance with the Crowd SAFE.

6) **Amendment**. Any provision of this instrument may be amended, waived or modified only upon the written consent of the (i) the Stockholder and (ii) the Intermediary.

7) **Assignment**.

a) In the event the Stockholder wishes to transfer, sell, hypothecate or otherwise assign any Shares, the Stockholder hereby agrees to require, as a condition of such action, that the counterparty or counterparties thereto must enter into a proxy agreement with the Intermediary substantially identical to this Irrevocable Proxy.
b) The Intermediary may transfer its rights as Holder under this instrument after giving prior written notice to the Stockholder.

8) **Severability**. In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR: **INTERMEDIARY:**

By: By:
Name: Name: Authorized Signatory, OpenDeal Portal
                                                 LLC d/b/a Republic
Date   Date

EXHIBIT F

Video Transcript

Tracey: In publishing, romance is the number one grossing genre by far at over one point four billion annually, with seventy-five million Americans reading romance. And that's estimated to be two to three times that globally.

Both: Hi, I'm Tracey and I'm Melissa and we are Book+Main.

Tracey: Book+Main is three things, we are a sales and marketing tool for authors, we are a book discovery tool for readers, and we bring the two together in an online community.

Melissa: We are career marketers that have been romance readers our entire lives so we get from a reader standpoint what we feel is missing...

Reader: I've found so many new authors and new books because it's not about whose name I've heard the most or anything like that, it's about really, really just falling in love with a new story and I love that so much.

Melissa: I've worked with authors for several years and I could see the struggles that they were having to connect with new readers...

Dylan: Writing is what I do best - I'm not a great marketer, I'm not a great PR person - I am good at telling stories. So this, for me is the only platform that focuses on that.

Tracey: Authors, what they do is they share what we call Bites. And a Bite is just an excerpt that they've chosen to connect the reader directly to their writing. You get to the end of a Bite you can click on the book and then you can click through and see related Bites and maybe there are four or five from a book. I know if I read a couple of Bites, my certainty level on whether I'm going to read that book, and finish that book, and like that book… it's pretty darn high.

Author: It is *the* best place to find your next romance read - search it, sample it, buy it.

Melissa: This is what our community needs and we are the right people to do it.

Tracey: Since November of 2017, since launch, we have over forty-five thousand registered users including over thirty-four hundred authors in over a hundred and fifty countries. Six of the top 10 and 40 percent of the top 100 contemporary romance authors on Amazon are on Book+Main. So we monetize in three ways. The first is through affiliate links. The second way in which we monetize is through advertising. We have advertising on in our newsletters. We will have advertising on the platform. We want to make sure the advertising is thoughtful. We don't ever want the reader to not feel like they're having a beautiful experience. So we have worked out ways in which we believe that we can integrate that in a beautiful way. The third way in which we monetize is through author subscriptions. We have been very transparent since day one that this will be a paid platform for authors.

Melissa: This platform works no matter if you are a USA New York Times best-selling author or a debut author. This platform works for you because it's all about your words.

Tracey: This is a community by readers for readers. And what better way to invite our readers to be even a bigger part of what Book+Main can do and what we can create than to bring this opportunity of investing in Book+Main.

Reader montage: I am Book+Main.